[redacted]

11020304

SEC ISSION

Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | April 30, 2013 |
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SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-66607 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBERON SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1412 BROADWAY, SUITE 2304
(No. and Street)

| NEW YORK | NY | 10018 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELAD EPSTEIN 212-386-7051
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIDEON ADLER & CO., CPAs
(Name – *if individual, state last, first, middle name*)

| 19-03 MAPLE AVE | FAIR LAWN | NJ | 07410 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, ELAD EPSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBERON SECURITIES LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE A. SCHMIDT
Notary Public, State of New York
No. 02SC6002216
Qualified in New York County
Commission Expires Feb. 2, 20 16

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**OBERON SECURITIES, LLC**

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2010

# OBERON SECURITIES, LLC

## CONTENTS

GIDEON ADLER & CO.
*Certified Public Accountants*
www.AdlerCoCPA.com

Gideon Adler, CPA (NJ, NY)
Annette Prizzi, CPA (NJ, NY)
Oren L. Adler, CPA (NJ, MA)

Office@Adler.CoCPA.com

19-03 Maple Avenue
Fair Lawn, NJ 07410

Tel: 201.791.6696
Fax: 201.791.1268

# INDEPENDENT AUDITOR'S REPORT

February 24, 2011

To the Member of
Oberon Securities, LLC

We have audited the accompanying statement of financial condition of Oberon Securities, LLC as of December 31, 2010 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberon Securities, LLC, as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information following the notes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gideon Adler and Company

GIDEON ADLER AND COMPANY
Certified Public Accountants

**OBERON SECURITIES, LLC**
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 299,416 |
| Securities | | 2,398 |
| Accounts Receivable and Accrued Revenue, Net | | 496,890 |
| Prepaid Expenses | | 12,235 |
| Furniture and Equipment, at cost, net of accumulated depreciation of $32,407 | | 11,963 |
| Other Receivable and Deposit | | 3,363 |
| **TOTAL ASSETS** | $ | 826,265 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts Payable and Accrued Expenses | $ | 193,595 |
| **Commitments** | | |
| **Member's Equity** | | 632,670 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 826,265 |

The Accompanying Notes are an Integral Part of these Financial Statements.

**OBERON SECURITIES, LLC**
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **Revenues** | | |
| Income from Fees | $ | 1,073,727 |
| Interest Income | | - |
| Rental Income | | 13,350 |
| | | 1,087,077 |
| **Expenses** | | |
| Commissions | $ | 469,255 |
| Communications | | 32,786 |
| Employee Compensations and Benefits | | 119,626 |
| Occupancy and Equipment Costs | | 188,815 |
| Professional Fees | | 133,475 |
| Promotional Costs | | 20,040 |
| Regulatory Fees and Expenses | | 24,640 |
| Other Expenses | | 67,254 |
| | | 1,055,891 |
| **Net Income** | $ | 31,186 |

The Accompanying Notes are an Integral Part of these Financial Statements.

**OBERON SECURITIES, LLC**
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| Member's Equity - December 31, 2009 | $ | 665,484 |
| Net Income | | 31,186 |
| Prior Period Adjustment | | - |
| Member's Contribution | | - |
| Distribution to Member | | (64,000) |
| Member's Equity - December 31, 2010 | $ | 632,670 |

The Accompanying Notes are an Integral Part of these Financial Statements.

**OBERON SECURITIES, LLC**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| Balance at December 31, 2009 | $ | 0 |
| Increases | | 0 |
| Decreases | | 0 |
| Balance at December 31, 2010 | $ | 0 |

The Accompanying Notes are an Integral Part of these Financial Statements.

**OBERON SECURITIES, LLC**
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | 31,186 |
| Adjustments to Reconcile Net Income with Net Cash Provided By Operating Activities: | | |
| Depreciation | | 4,108 |
| Change in Assets and Liabilities: | | |
| Decrease in Accounts Receivable | | 62,283 |
| Increase in Broker Security Account | | (1,998) |
| Increase in Prepaid Expenses | | (8,405) |
| Decrease in Other Receivable and Deposit | | 11,697 |
| Inrease in Accounts Payable and Accrued Expenses | | 172,638 |
| **Net Cash Provided by Operating Activities** | | 271,509 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of Fixed Assets | | (15,122) |
| **Net Cash (Used) by Investing Activities** | | (15,122) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Contributions from Member | | - |
| Distribution to Member | | (64,000) |
| **Net Cash (Used) by Financing Activities** | | (64,000) |
| **NET INCREASE IN CASH** | | 192,387 |
| **CASH - DECEMBER 31, 2009** | | 107,029 |
| **CASH - DECEMBER 31, 2010** | $ | 299,416 |

**SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION**

| | | |
|---|---|---|
| **CASH PAID DURING THE YEAR FOR:** | | |
| Interest | $ | 0 |
| Income Taxes | $ | 0 |

The Accompanying Notes are an Integral Part of these Financial Statements.

NOTE 1 – **ORGANIZATION AND OPERATION**

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a New York limited liability company.

NOTE 2 – **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
For the purpose of the statement of cash flows only cash in checking and savings accounts are classified as cash. Money market accounts held by securities brokers are classified as Securities.

Accounts Receivable and Allowance For Doubtful Accounts
Accounts receivable and accrued revenue are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. The allowance for doubtful accounts was $216,615 at December 31, 2010.

Marketable Securities
Investments in marketable securities are carried at fair value. Realized gains and losses are reflected in the statement of income, in addition to unrealized gains and losses representing the fair values from one year to the other. It is the Company's intent to sell securities as soon as practicably possible. It is the company's intent to exercise warrants only when the underlying security is immediately sellable for a profit, and then sell the security.

Fixed Assets & Depreciation
Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 2 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income.

Income Taxes
The Company does not incur income taxes; instead, it is considered a disregarded entity by the IRS and its earnings are included in its member's income tax returns and taxed depending on the member's tax situations. The financial statements, therefore, do not include a provision for income taxes.

NOTE 2 – **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Revenue Recognition
Revenue and expenses are recorded on the accrual basis. Revenue received for future services is deferred until earned. Expenses, especially commissions, are accrued to the same period as the related revenue.

Lease Commitment
Rent expense is recognized on a straight-line basis over the term of the lease.

Advertising costs
The Company does engage in any direct advertising.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could differ from those estimates

NOTE 3 – **CONCENTRATIONS OF CREDIT RISK**

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010, the Company's uninsured cash balances total $449,938.

NOTE 4 - **FAIR VALUE MEASUREMENTS**

In accordance with the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the following table represents the Company's fair value hierarchy for its financial assets and liabilities (cash and investments) measured at fair value on a recurring basis of as December 31, 2010.

Level 2 equity securities are in one company whose trading volume is sparse and if Oberon were to trade its shares, it would move the market. This stock trades at under $0.01 per share.

Level 3 equity securities include stock in various privately held companies. There is no market for these securities and management does not expect to be able to trade them until a liquidity event occurs.

Level 3 warrants are for securities trading under the strike price. There is no market for the warrants. It is managements intention to exercise the warrants as soon as the trade would be profitable.

NOTE 4 - **FAIR VALUE MEASUREMENTS (continued)**

There were no additions or transactions in 2010

**Fair Value Measurements at December 31, 2010:**

| | Level 1 | Level 2 | Level 3 | Total Carrying Amount |
|---|---|---|---|---|
| Cash | $ 299,416 | $ -- | $ -- | $ 299,416 |
| Money Market | 1,998 | -- | -- | 1,998 |
| Equity Securities | -- | 400 | 0 | 400 |
| Warrants | -- | -- | 0 | 0 |
| Total | $ 301,414 | $ 400 | $ 0 | $ 301,814 |

NOTE 5 - **ACCOUNTS RECEIVABLE AND ACCRUED REVENUE, NET**

Accounts receivables are presented net of the allowance for doubtful accounts of $216,615 at December 31, 2010. The company accrues accounts receivable when they have met the terms of a contract. Gross accounts receivable on December 31, 2010 was $713,505 of which over 60% (over 90% of Net Accounts Receivable) was one client.

The company writes off specific uncollectible accounts balances when it has exhausted all reasonable efforts to collect.

The company accrues a reserve for specific accounts receivable balances when it believes that there is a low likelihood of collection but has not yet exhausted all reasonable efforts to collect. As of December 31, 2010 the company reserved $216,615 for one client. Collection of this account is dependent on the success of a restructuring and a high-yield offering.

NOTE 6 - **FURNITURE AND EQUIPMENT**

| | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Furniture | $ 9,500 | $ 6,522 | $ 2,978 |
| Equipment | 34,870 | 25,885 | 8,985 |
| | $ 44,370 | $ 32,407 | $ 11,963 |

NOTE 6 - **FURNITURE AND EQUIPMENT (continued)**

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated lives of 2-7 years. Depreciation expense for the year ended December 31, 2010 was $4,108 and is included in occupancy and equipment cost

NOTE 7 - **LEASE COMMITMENTS**

The Company sub-leases furnished office space in New York City for $10,010.75 per month with includes $8,705 for rent and $1,305.75 per month for electricity. The lease agreement terminates on March 30, 2012.

The Company leases its phone system. The company rents approximately twenty (20) telephones for approximately $310 per month in a three year contract.

NOTE 8 - **FIN 48 ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES**

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, there is no provision for Federal or New York State and city income taxes, there are no deferred taxes, and there is no risk of tax-return audits by Federal or New York State or city taxing authorities.

According to the implementation of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, the company is not aware of any uncertain tax matters that could have a material effect on the financial statements. The company's consolidated tax reports are prepared on the cash basis of accounting.

NOTE 9 - **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company had net capital of approximately $105,796 and net capital requirements of $5,000.

The Company's ratio of aggregate indebtedness to net capital was 0.8496 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

NOTE 10 - **POSSESSION OR CONTROL REQUIREMENTS**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

NOTE 11- **REGULATION**

The company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulator Authority (FINRA), a self-regulatory organization formed through the 2007 merger of the regulator arms of the New York Stock Exchange (NYSE) and the National Association of Securities Dealers (NASD), which had been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rule, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of the customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financials reporting requirements, record keeping and business practices, the use of safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

NOTE 12 - **CONCENTRATIONS**

Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company's cash management policy is to mitigate the Company's risk by distributing the cash, subject to regulatory restrictions, to the member.

NOTE 12 – **CONCENTRATIONS (continued)**

Business Risk
The Company's revenue and profit is affected by many conditions, including changes in the economic conditions, inflation, political events and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earning may fluctuate from year to year.

NOTE 13 - **SUBSEQUENT EVENT**

On January 10 2011, the Company reached an agreement with a client for collections of outstanding balance. The terms of the agreement call for the client to pay the balance of $497,600 with an initial payment of $100,000 upon execution of the agreement and $15,000 per month until the balance of $337,600 is paid in full then an additional $13,000 as reimbursement for legal expenses. The client will also deliver warrants issued on February 23, 2009 for the purchase of 250,000 shares of its common stock at a strike price of $0.20 per share, expiring after nine (9) years and warrants issued on November 21, 2008 for the purchase of 1,000,000 shares of its common stock at a strike price of $0.20 per share, expiring after nine (9) years. This amount is included in Accounts Receivable as of December 31, 2010.

Management has evaluated subsequent events through February 24, 2011, the date which the financial statements were available to be issued.

## SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

**OBERON SECURITIES, LLC**
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2010

| | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | $ 632,669 |
| Total Ownership Equity Qualified for Net Capital | | |
| Add: | | |
| Other Deductions or Allowable Credits | | 0 |
| | | 632,669 |
| Total Capital and Allowable Subordinated Liabilities | | |
| Deductions and/or Charges | | |
| Non-Allowable Assets: | | |
| Securities not Readily Marketable | $ 2,398 | |
| Accounts Receivable from Non-Customers | 496,890 | |
| Prepaid Expenses | 12,235 | |
| Net Furniture and Equipment | 11,963 | |
| Other Receivable and Deposit | 3,363 | 526,849 |
| Net Capital before Haircuts on Securities Positions | | 105,820 |
| Haircuts on Securities (Computed, Where Applicable, Pursuant to Rule 15c3-1(f) | | (24) |
| Net Capital | | $ 105,796 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items Included in Statement of Financial Condition | | |
| Accounts Payable and Accrued Expenses | | $ 89,880 |
| Total Aggregate Indebtedness | | $ 89,880 |

See independent auditor's report
The Preceding Notes are an Integral Part of this Supplemental Information.

**OBERON SECURITIES, LLC**
SCHEDULE OF COMPUTATION FOR THE RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2010

## RECONCILIATION WITH COMPANY'S COMPUTATION

The Following Serves to Reconcile the Difference in the Computation of Net Capital Under Rule 15c3-1 from the Company's Computation:

| | |
|---|---|
| Net Capital, as Reported in the Company's Part II (Unaudited) FOCUS Report | $ 105,796 |
| Net Capital Per Audited Report | $ 105,796 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum Net Capital Required (6-2/3% of Total Aggregate Indebtedness) | $ 5,992 |
| Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | $ 5,000 |
| Net Capital Requirement (Greater of Above Two Minimum Requirement Amounts) | $ 5,992 |
| Net Capital in Excess of Required Minimum | $ 99,804 |
| Excess Net Capital at 1000% | $ 96,808 |
| Ratio: Aggregate Indebtedness to Net Capital | 0.8496 to 1 |

See independent auditor's report
The Preceding Notes are an Integral Part of this Supplemental Information.

**OBERON SECURITES LLC**

**COMPUTATION FOR DETEMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-3**

**For the Year Ended December 31, 2010**

Oberon Securities LLC does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

| | |
|---|---|
| 1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time framed specified under rule 15c3-3) | **NONE** |
| A. Number of items | **NONE** |
| 2. Customers' fully paid and excess margin securities in respondent's possession or control as of the report date (for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3) | **NONE** |
| A. Number of items | **NONE** |

GIDEON ADLER & CO.
Certified Public Accountants
www.AdlerCoCPA.com

Gideon Adler, CPA (NJ, NY)
Annette Prizzi, CPA (NJ, NY)
Oren L. Adler, CPA (NJ, MA)

Office@Adler.CoCPA.com

19-03 Maple Avenue
Fair Lawn, NJ 07410

Tel: 201.791.6696
Fax: 201.791.1268

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC SUPPLEMENTAL REPORT Under SEC Rule 17a-5(E)(4)

February 24, 2011

To the Members of
Oberon Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investors Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Oberon Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Oberon Securities, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Oberon Securities, LLC's management is responsible for the Oberon Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting nor differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gideon Adler and Company

GIDEON ADLER AND COMPANY
Certified Public Accountants

## OBERON SECURITIES LLC
## SCHEDULE OF ASSESSMENT AND PAYMENTS – GENERAL ASSESSMENT RECONCILIATION (From SIPC-7)
## FOR THE YEAR ENDED DECEMBER 31, 2010

Item No
2a.(FOCUS line 12/Part IIA Line 9, Code 4030)

| | |
|---|---|
| 1St Quarter | $ 348,264.02 |
| 2nd Quarter | 312,278.00 |
| 3rd Quarter | 112,750.00 |
| 4th Quarter | 313,784.51 |
| Total Revenue | 1,087,076.53 |
| General Assessment @.0025 | 2,717.69 |
| Over Payments | -150.00 |
| Payment made with SIPC -4 | |
| Payment made with SIPC -6 | -1,501.36 |
| Total Payments | -1,651.36 |
| Total Due | 1,066.33 |

GIDEON ADLER & CO.
*Certified Public Accountants*
www.AdlerCoCPA.com

Gideon Adler, CPA (NJ, NY)
Annette Prizzi, CPA (NJ, NY)
Oren L. Adler, CPA (NJ, MA)

Office@AdlerCoCPA.com

19-03 Maple Avenue
Fair Lawn, NJ 07410

Tel: 201.791.6696
Fax: 201.791.1268

## INDEPENDENT AUDITOR'S REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 24, 2011

To the Member of
Oberon Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Oberon Securities, LLC (the "Company"), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did **not** review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the-practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gideon Adler and Company

GIDEON ADLER AND COMPANY
Certified Public Accountants